UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-23806

Investment Company Act File Number

Pender Real Estate Credit Fund

(exact name of registrant as specified in its charter)

Delaware	88-3392739
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI	53212
(Address of principal executive offices)	(Zip Code)

414-299-2270

(Registrant’s telephone number)

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PART I

Pender Real Estate Credit Fund (the “Registrant”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (“1940 Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of the Registrant’s Form N-CEN for the period ended December 31, 2024 be extended to May 15, 2025, which such date is not more than 60 days after the date the Form N-CEN would otherwise have been filed.

Narrative

Rule 30a-1 under the 1940 Act requires that a registered management investment company file an annual report on Form N-CEN at least every twelve months and not later than 75 calendar days after the close of each fiscal year. The Registrant’s most recent fiscal year ended December 31, 2024.

On March 14, 2025, the Registrant filed a Form 12b-25 notifying the Commission that the Registrant was unable to file its Form N-CEN for the period ended December 31, 2024 without unreasonable effort or expense. The reasons for such delay as set forth in the Form 12b-25 were that additional time was needed to finalize accounting analysis regarding the effect of amortization methodology on the Registrant’s financial statements. On March 25, 2025, the Registrant filed an Application for Extension of Time pursuant to Rule 8b-25 under the 1940 Act respectfully requesting that the date for the timely filing of the Registrant’s Form N-CEN for the period ended December 31, 2024 be extended to April 30, 2025.

The assessment referenced in the Form 12b-25 has concluded, and the Registrant has filed the N-CSR referenced in the Form 12b-25. The Registrant is still in the process of reflecting the assessment in and otherwise finalizing its N-CEN for the period ended December 31, 2024 and the Registrant respectfully believes that it is impractical to file its N-CEN for the period ended December 31, 2024 at this time. Accordingly, the Registrant requests that this application for an extension of time to file the Registrant’s N-CEN for the period ended December 31, 2024 be accepted pursuant to Rule 8b-25 under the 1940 Act.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

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PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Cory Johnson, President and Principal Executive Officer

Pender Capital Management, LLC

11766 Wilshire Boulevard, Suite 1460

Los Angeles, CA 90025

cory.johnson@pendercapital.com

SIGNATURES

The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Cory Johnson
Cory Johnson
President and Principal Executive Officer

April 30, 2025

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